WOODSIDE

04 MAR -2 AM 7:21

18 February 2004

04010157

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside reports net profit of A$527 million, lodged with the Australian Stock Exchange on 18 February 2004;
- Appendix 4E Preliminary final report, lodged with the Australian Stock Exchange on 18 February 2004;
- Concise Financial Report for the Year Ended 31 December 2003; lodged with the Australian Stock Exchange on 18 February 2004;
- Full Financial Report for the Year Ended 31 December 2003, lodged with the Australian Stock Exchange on 18 February 2004;
- Woodside Reserves Statement – 2003, lodged with the Australian Stock Exchange on 18 February 2004;
- 2003 Annual Results, lodged with the Australian Stock Exchange on 18 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

3/2

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 18 FEBRUARY 2004
9:00AM (WST)

04 MAR -2 AM 7:21

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE REPORTS NET PROFIT of A$527 MILLION

HIGHLIGHTS

- *Production of 58.9 million barrels of oil equivalent (MMboe) exceeded the original 2003 production target of 55MMboe by 7.1%. Record production was achieved from the North West Shelf facilities.*
- *Net profit after tax of $526.7 million. (The $92 million loss in 2002 had been affected by the one-off reduction of $715.3 million with the adoption of the Successful Efforts approach and an Oil Search Limited write-down of $106 million).*
- *Net operating cash flow of $1202.9 million, similar to 2002 ($1206.9 million).*
- *Gearing of 26.8% compared to 35.5% in previous year.*
- *A final dividend of 25 cents per share fully franked will be paid, resulting in a total dividend for 2003 of 46 cents per share, fully franked (62 cents in 2002).*

FINANCIAL RESULTS

Woodside's 2003 net profit after tax was $526.7 million. This is 19.9% lower than the comparable underlying profit in 2002 largely due to lower oil sales volumes, a negative translation effect with the stronger Australian dollar and increased exploration expense. Earnings per share was 79 cents, down 19.9% on the underlying result of 98.7 cents in 2002.

The 2003 result was not affected by significant items however the 2002 reported loss of $92 million, as stated last year, had been significantly reduced by the $106 million write-down of the company's investment in Oil Search Limited and a $715.3 million adjustment due to the adoption of the 'Successful Efforts' accounting approach. Of this $715.3 million after tax adjustment, $71.6 million related to Successful Efforts adjustments in 2002 while $643.7 million related to the prior period adjustments. To make meaningful comparisons between 2002 and 2003, the 2002 underlying result is $657.7 million and includes the $71.6 million of Successful Efforts adjustments specific to 2002 (i.e. both years now account for successful efforts).

The 2003 result was negatively affected by a higher level of exploration expense totalling $295.5 million compared to a total $166.8 million in 2002. The higher expense arose from the higher overall spend in 2003, the requirement to amortise exploration permit acquisitions made during the year, the high proportion of pre-drill expenditure and the lower drilling success rate in 2003.

The effective tax rate in 2003 of 36.4% was higher compared to 33.3% for 2002 (excluding significant items). The rise in tax rate was due to a greater exploration spend in international areas, where potential taxation credits will not be accounted for until the development of offsetting revenues.

All amounts are in A$M unless otherwise stated.

	2003 A$Million	2002 A$Million[1]	Variance %
Production volume (MMboe)	58.9	64.2	(8.2)
Sales volume (MMboe)	59.0	62.7	(5.9)
Oil & Gas Revenues	2,018.5	2,192.3	(7.9)
LNG shipping revenue	40.8	48.3	(15.5)
Total revenue from oil/gas operations	2,059.3	2,240.6	(8.1)
EBITDAX	1,387.4	1,381.7	+0.4
Exploration expense	(295.5)	(166.8) [2]	+77.2
NPAT	**526.7**	**657.7** [2]	**(19.9)**
2002 Significant Items			
Writedown of Oil Search holding (post-tax)	-	(106.0)	
Successful Efforts Adjustment (post-tax)	-	(643.7) [3]	
Reported Profit (after 2002 significant items)	**526.7**	**(92.0)**	-
Total dividend (c.p.s. applicable to full year)	46	62	(25.8)
Effective tax rate (pre-significant items %)	36.4	33.3	+9.3
Net Operating Cash Flow	1,202.9	1,206.9	(0.3)
Gearing (%)	26.8	35.5	(24.5)
Long term debt (US$M)	800	810	(1.2)

(1) Restated for successful efforts accounting approach.
(2) Includes Successful Efforts accounting adjustment for 2002 only
(3) Successful efforts accounting adjustment up to end 2001.

PRODUCTION TARGET EXCEEDED

Due to natural oil field decline, Woodside's net share of production for the year was down 8.2% at 58.9 million barrels of oil equivalent (MMboe) compared to 2002. However, the 2003 production target of 55 MMboe (set at the beginning of the year) was exceeded by 7.1%, largely due to the operational performance from the North West Shelf assets, achieving in 2003 a record total annual production of 516,000 boe/day (gross).

For the year ending 31 December 2003, total sales revenue was $2059.3 million, a reduction of 8.1% compared with 2002 sales revenue of $2240.6 million. This was principally a result of lower oil production and the effect of a 19.8% increase in the average Australian/US dollar exchange rate.

These declines were partially offset by significantly higher US$ denominated selling prices. For condensate and oil the average realised oil price in 2003 was US$27.32 per barrel, up 24.6% compared with US$21.93 per barrel in 2002.

LIFTING COSTS REDUCED

Gas lifting costs decreased by 12.1% to $64.9 million. The 2002 costs were higher as a result of planned LNG maintenance and shutdowns. The gas lifting cost per barrel of oil equivalent at $1.61/boe was also lower compared to 2002 ($1.99/boe).

Oil lifting costs decreased by 11.9% to $67.4 million mainly due to Laminaria cost reductions. The unit cost/boe increased to $3.63/boe (2002 $2.83/boe) with the 31.2% decline in oil volumes outweighing the cost reductions.

LOWER ROYALTIES, EXCISE and PRRT CHARGES

Royalties, excise and Petroleum Resource Rent Tax (PRRT) of $280.9 million were lower by 20.4%, primarily due to lower oil revenues.

LOWER US$ DEBT AND GEARING

Interest bearing debt at the end of 2003 was US$800 million, a decrease of US$10 million compared with 2002. Gearing (net debt as a proportion of net debt plus equity) at the end of the year reduced to 26.8% compared with 35.5% at the end of 2002 largely due to the higher A$/US$ exchange rate resulting in a significantly lower A$ debt level.

DEPRECIATION, AMORTISATION and RESTORATION

Depreciation and amortisation decreased by $52.7 million to $223.1 million in response to declines in Laminaria volumes. With regard to restoration costs, an additional wellhead abandonment provision was made in 2003 which resulted in an increase of $7.4 million to $29.5 million.

FULLY FRANKED DIVIDEND DECLARED

The Board has approved the payment of a final dividend of 25 cents per share (fully franked). In addition to the interim dividend of 21 cents per share (fully franked), a total dividend of 46 cents per share for 2003 was achieved, down from the 62 cents per share (fully franked) for 2002.

The dividend of 46 cents per share for 2003 represents a payout ratio of 58.2%. In 2002, based on the underlying profit before significant items the payout ratio was 62.8%.

The final dividend of 25 cents per share will be paid on 26 March 2004 to shareholders registered on 5 March 2004.

PROVED RESERVES INCREASE

After taking account of 2003 production, Woodside's Proved hydrocarbon Reserves (at 31 December 2002) increased by 3.0 MMboe to 980.1 MMboe. Probable Reserves of 1303.6 MMboe were essentially unchanged, decreasing slightly by 0.5 MMboe. This represents a three-year average Reserves Replacement Ratio of 132% at the Proved level and 158% at the Probable level.

2003 HIGHLIGHTS

- North West Shelf facilities continue to provide excellent operational performance, achieving in 2003 a record total annual production of 516,000 boe/day (gross). This was assisted by an annual record gas production of 604 TJ/day (gross) and annual record LNG production of 22,280 t/day (gross).
- This record was achieved against a background of major project activity involving the construction of LNG Train 4 and the successful completion of the biggest shutdown in North West Shelf history. The 39-day shut-down was planned to allow the tie-in of the second gas trunkline. At the same time, shutdown works were carried out on Goodwyn, North Rankin, Cossack Pioneer and the Onshore Gas Plant. The successful completion of the inter-field shutdown will enable gas to flow through the second trunkline to the Karratha Onshore Gas Plant in the first half of 2004.
- Construction of the fourth LNG processing train project was 87% complete at year end and remains on target for a mid-2004 start-up. The project remains within its August 2003 revised cost estimate.
- The North West Shelf Venture shipped a record 139 LNG cargoes, 6% more than in 2002 (131 cargoes). The venture also delivered its 1500th LNG cargo to Japan.
- The North West Shelf Venture secured its first long-term contract with Korea Gas Corporation, Kogas (7 years). Sales and purchase agreements were also signed with Shizuoka Gas (24 years) and Tohoku Electric (15 years). The volumes of these contracts to Korea and Japan vary, however they collectively peak at over 1 million tonnes per year. In addition, a Heads of Agreement was signed to supply LNG to Kansai Electric from 2009.
- The North West Shelf Venture formalised conditional agreements that provide CNOOC with around 5.3% equity in reserves which support the supply of 3.3 to 3.7 million tonnes of LNG each year to China for 25 years, as well as allowing CNOOC access to the infrastructure that processes the gas to LNG.
- The Laminaria and Corallina fields achieved an excellent facility uptime of 99%. In November 2003, the 150 millionth barrel was produced.
- After acquiring Shell's interest in permit WA-279-P, offshore Northern Territory, Woodside's equity in the Blacktip gas discovery increased to 53.85%. A Heads of Agreement was signed in June 2003 to supply 40 petajoules of gas a year over 20 years from Blacktip to Alcan's Gove mine and alumina refinery.
- Woodside also acquired a 50% equity in the offshore Western Australia permit of WA-255-P, just prior to the discovery of oil at Stybarrow.

- With production starting in October 2003 at Ohanet in Algeria, Woodside achieved its first international production and revenue.
- Good progress was made with planning new oil developments. A number of contracts relating to the FPSO design and construction were awarded for the Enfield area development in offshore Western Australia. The Thylacine-Geographe concept selection was finalised for a gas field development in offshore Victoria and the development site was secured.
- In offshore Mauritania, the Chinguetti appraisal/early development well successfully flowed a maximum rate of 15,680 barrels oil per day. Subsequently a Declaration of Commerciality was made in early 2004. In 2003 additional oil discoveries were made at Tiof and Tiof West.
- In January 2004, Woodside's Mauritanian equity was increased from 35% to 53.846% through the successful acquisition of Agip Mauritania BV. Elsewhere in Africa, Woodside secured prospective deepwater exploration acreage in Kenya and Sierra Leone. In late-2003, Woodside Energy (N.A.) also signed a 30-year Exploration and Production Sharing Agreement, covering six exploration blocks plus a development feasibility study area, with the Libyan National Oil Company.
- The Neptune-5 Gulf of Mexico appraisal well was successful. Development options are being assessed.

NEW MD-CEO APPOINTED

On 17 February 2004 the Board announced the appointment of Mr Donald Voelte as Managing Director and Chief Executive Officer commencing 5 April 2004. The Board also announced the appointment of Mr Keith Spence as Chief Operating Officer.

Mr Spence was appointed Acting Chief Executive Officer from 1 September 2003 and will continue in that role until Mr Voelte arrives.

Mr Voelte has extensive global experience in the oil and gas industry having held senior positions in Mobil Corporation and the Atlantic Richfield Company. Shareholders will have the opportunity to meet Mr Voelte at the Annual General Meeting on 15 April 2004.

2004 OPERATING OBJECTIVES

- Efforts will continue to maximise production and to further reduce operating costs. Opportunities for infill drilling on our Australian oil fields will be pursued.
- A production aspiration of 58 MMboe has been set for 2004.
- As part of Woodside's "Commitment to Growth", up to seven projects will be considered for final development approval in 2004. Should all the projects receive approval and be successfully completed, Woodside's net production is projected to exceed 100 MMboe by 2007.
- LNG customers for Woodside's various gas projects will be pursued in the Asian and North American markets.
- The African business unit activity will increase with development planning, appraisal drilling plus further exploration drilling in Mauritania, exploration drilling in Algeria and the Canary Islands plus geological-geophysical activities in Libya, Kenya and Sierra Leone.
- The Tiof oil discovery in Mauritania will be appraised to determine its commercial viability.
- Activities to establish the commerciality of the Neptune oil field and the Midway gas field will be conducted in 2004. The drilling of the Neptune-6 appraisal well commenced in February 2004.
- Our exploration program of 16 exploration wells in Australia, Africa and the Gulf of Mexico will seek to increase our long-term growth portfolio.

A copy of Woodside's Financial Report and analyst presentation will be available on the company's web site (www.woodside.com.au) by 2:00pm (AEDT).

Rules 4.1, 4.3

Appendix 4E

Preliminary final report

Period ended 31 December 2003

Introduced 1/1/2003.

Name of entity

Woodside Petroleum Ltd

ABN or equivalent company reference

55 004 898 962

Results for announcement to the market+

				$A'000
Revenues from ordinary activities *(item 2.1)*	Decreased	8.1%	to	2,059,282
Profit (loss) from ordinary activities after tax attributable to members (*item 2.2*)	Increased	-	to	526,685
Net profit (loss) for the period attributable to members *(item 2.3)*	Increased	-	to	526,685

Dividends (*item 2.4*)	Amount per security	Franked amount per security
2003 Final dividend	25 cents	25 cents
2003 Interim dividend	21 cents	21 cents
Previous corresponding period:		
2002 Final dividend	41 cents	41 cents
2002 Interim dividend	21 cents	21 cents

Record date for determining entitlements to the dividend (*item 2.5*): 5 March 2004

Significant items in 2002 were changes to accounting policy for exploration & evaluation costs to now closely align with the US GAAP Successful Efforts approach and the writedown in value of the investment in Oil Search Limited. Refer Notes to the Statement of Financial Performance.

Commentary on the Results for the Period

Woodside's 2003 net profit after tax was $526.7 million. This is 19.9% lower than the comparable underlying profit in 2002 largely due to lower oil sales volumes, a negative translation effect with the stronger Australian dollar and increased exploration expense. Earnings per share was 79 cents, down 19.9% on the underlying result of 98.7 cents in 2002.

The 2003 result was not affected by significant items however the 2002 reported loss of $92 million, as stated last year, had been significantly reduced by the $106 million write-down of the company's investment in Oil Search Limited and a $715.3 million adjustment due to the adoption of the 'Successful Efforts' accounting approach. Of this $715.3 million after tax adjustment, $71.6 million related to Successful Efforts adjustments in 2002 while $643.7 million related to the prior period adjustments. To make meaningful comparisons between 2002 and 2003, the 2002 underlying result is $657.7 million and includes the $71.6 million of Successful Efforts adjustments specific to 2002 (i.e. both years now account for successful efforts).

The 2003 result was negatively affected by a higher level of exploration expense totalling $295.5 million compared to a total $166.8 million in 2002. The higher expense arose from the higher overall spend in 2003, the requirement to amortise exploration permit acquisitions made during the year, the high proportion of pre-drill expenditure and the lower drilling success rate in 2003.

The effective tax rate in 2003 of 36.4% was higher compared to 33.3% for 2002 (excluding significant items). The rise in tax rate was due to a greater exploration spend in international areas, where potential taxation credits will not be accounted for until the development of offsetting revenues.

Statement of Financial Performance

	2003 $000	2002 $000
Revenues from oil & gas operations	2,059,282	2,240,603
Cost of sales	(799,849)	(946,966)
Gross profit	1,259,433	1,293,637
Other revenues from ordinary activities	152,398	96,110
Share of associates' net profits/(losses)	(5,859)	(6,306)
Borrowing costs expensed	(54,036)	(78,635)
Other expenses from ordinary activities	(524,008)	(1,237,077)
Profit from ordinary activities before income tax	827,928	67,729
Income Tax attributable to ordinary activities	(301,243)	(159,721)
Net Profit/(Loss) attributable to members of Woodside Petroleum Ltd.	526,685	(91,992)
Basic and diluted earnings per share (cents)	79.0	(13.8)
Dividend per share (cents/share)	46.0	62.0

Notes to the Statement of Financial Performance

	2003 $000	2002 $000
PROFIT FROM ORDINARY ACTIVITIES		
Profit from ordinary activities before income tax is arrived at after taking into account:		
(a) Revenues from oil & gas operations		
Sales revenue		
Liquefied Natural Gas and Domestic Gas	707,660	665,669
Condensate	415,244	397,721
Oil – Laminaria	347,594	565,337
Oil – NWS	286,961	296,419
Oil – Legendre	204,341	208,527
Liquefied Petroleum Gas	56,727	58,650
	2,018,527	2,192,323
LNG ship charter revenue	40,755	48,280
Total revenues from oil & gas operations	2,059,282	2,240,603
(b) Cost of sales		
Cost of production		
Production costs	(134,276)	(179,864)
Royalty and excise	(214,036)	(205,265)
Petroleum Resource Rent Tax	(66,922)	(147,916)
Third party gas	(4,759)	(5,662)
Insurance	(17,155)	(21,444)
Product inventory movement	(19,117)	18,113
	(456,265)	(542,038)
Shipping and Marketing Costs		
LNG shipping	(80,448)	(88,930)
Other liquids shipping	(6,997)	(6,979)
Marketing/sales administration	(3,545)	(11,121)
	(90,990)	(107,030)
Oil & Gas Property, Depreciation / Amortisation		
Land and buildings	(10,951)	(10,606)
Transferred exploration and evaluation	(30,283)	(25,931)
Plant and equipment	(177,177)	(237,786)
Marine vessels and carriers	(4,707)	(1,490)
	(223,118)	(275,813)
Provision for restoration of operating locations	(29,476)	(22,085)
Total cost of sales	(799,849)	(946,966)
Gross profit	1,259,433	1,293,637

Notes to the Statement of Financial Performance (Continued)

	2003 $000	2002 $000
PROFIT FROM ORDINARY ACTIVITIES (Continued)		
(c) Other revenues from ordinary activities		
Interest received/receivable		
Controlled entities	-	-
Other entities	27,756	32,690
Dividends received/receivable		
Controlled entities	-	-
Other entities	9,029	9,695
Management and other fees		
Other entities	42,765	46,875
Proceeds on sale (See Note 6)		
Investments	62,179	2,195
Exploration & evaluation	9,089	3,141
Oil & Gas Properties	1,580	1,514
Total other revenues from ordinary activities	152,398	96,110
(d) Share of associates' net profit/(loss)	(5,859)	(6,306)
(e) Borrowing costs		
Interest paid/payable – other entities	(56,206)	(76,222)
Borrowing costs (interest) capitalised	4,435	-
Other debt servicing costs	(1,292)	(1,460)
Amortisation of debt establishment costs	(973)	(953)
Total borrowing costs	(54,036)	(78,635)
(f) Other expenses from ordinary activities		
Exploration		
Current year	(270,919)	(165,057)
Amortisation of licence acquisition costs	(24,578)	(1,715)
Prior years expenditures	-	(812,528)
Total exploration	(295,497)	(979,300)
Corporate		
Administration	(38,801)	(28,858)
Depreciation	(12,950)	(11,930)
Total corporate	(51,751)	(40,788)

Notes to the Statement of Financial Performance (Continued)

	2003 $000	2002 $000
PROFIT FROM ORDINARY ACTIVITIES (Continued)		
(f) Other expenses from ordinary activities (Continued)		
New business development and venture management	(34,909)	(57,140)
Other costs		
Diminution in value of investments		
Controlled entities	-	-
Other entities	(19,565)	(106,045)
Reversal of prior period diminution in value of investments upon sale	15,732	-
Exchange gains/(losses)		
Cash balances	(21,178)	1,709
Other items (including fx hedges)	(26,245)	(30,441)
Total exchange gains/(losses)	(47,423)	(28,732)
Financial instruments no longer specific hedges	425	116
Written down value of assets sold		
Investments	(62,179)	(3,200)
Exploration and evaluation	-	-
Oil and gas properties	(2,406)	(3,931)
Other	(26,435)	(18,057)
Total other costs	(141,851)	(159,849)
Total other expenses from ordinary activities	(524,008)	(1,237,077)
Profit from ordinary activities before income tax	827,928	67,729

Notes to the Statement of Financial Performance (Continued)

	2003 $000	2002 $000
INCOME TAX		
The reconciliation of the prima facie tax charge on operating profit with the income tax expense in the Statement of Financial Performance is as follows:		
Prima facie tax on operating profit at 30% (2002: 30%)	248,378	20,319
Permanent differences:		
Non-allowable depreciation	1,324	3,053
Non-deductible exploration and evaluation adjustments, write-offs and disposals	1,788	30,743
Foreign exploration tax losses not brought to account	61,281	71,822
Research and development	(630)	(449)
Rebateable dividends	-	4
Diminution in value of investments – other entities	1,201	31,813
Tax rate differential on non-Australian income	(4,949)	(5,944)
Other	437	14,076
Under/(over) provision from prior year	(7,587)	(5,716)
Income tax expense/(benefit) attributable to profit from ordinary activities	301,243	159,721
Income tax expense/(benefit) comprises:		
Provision attributable to future years		
Deferred tax liability	(18,219)	(171,123)
Future income tax benefit	-	(247)
Current income tax payable	319,462	331,091
Income tax expense/(benefit)	301,243	159,721

Notes to the Statement of Financial Performance (Continued)

	2003 $000	2002 $000
SPECIFIC ITEMS WITHIN PROFIT FROM ORDINARY ACTIVITIES		
Profit from ordinary activities after income tax, *includes* the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity.		
(a) Individually significant items		
(i) Adoption of revised exploration and evaluation policy		
Exploration & Evaluation	-	(386,356)
Oil & Gas Properties		
Projects in Development	-	(235,094)
Producing Projects	-	(191,078)
	-	(812,528)
Applicable income tax benefit	-	168,789
	-	(643,739)
(ii) Impact of revised exploration and evaluation policy on 2002 performance		
Oil & Gas Property, Depreciation /Amortisation – transferred exploration and evaluation	-	51,362
Exploration expense current year	-	(126,445)
Exploration expense – amortisation licence acquisition costs	-	(1,715)
	-	(76,798)
Applicable income tax benefit	-	5,186
	-	(71,612)
	-	
(iii) Investment in Oil Search Limited		
Diminution in value of investment	-	(106,045)
Applicable income tax benefit	-	-
	-	(106,045)
(b) Gains (losses) from sale of assets		
Exploration and evaluation	9,089	-
Oil and gas properties	(826)	724
Investments	-	(1,005)
Total gains/(losses) on sale of assets	8,263	(281)

Notes to the Statement of Financial Performance (Continued)

	2003 $000	2002 $000
EARNINGS PER SHARE		
Basic earnings per share and diluted earnings per share are identical.		
Earnings/(loss) used in calculating basic and diluted earnings per share	526,685	(91,992)
Weighted average number of shares on issue used in calculating basic and diluted earnings per share	666,666,667	666,666,667
Basic earnings per share (cents)	79.0	(13.8)

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

DIVIDENDS PAID

		2003 $000	2002 $000
(a)	Interim dividends paid 26 September 2003 21.0 cents (2002 paid 5 September 2002: 21.0 cents)		
	Franked	140,000	140,000
		140,000	140,000
(b)	Previous year final dividend paid 21 March 2003 41.0 cents (2002 paid 21 March 2002: 46.0 cents)		
	Franked	273,333	306,667
		273,333	306,667
(c)	Summary of dividends in relation to reported periods (either proposed or paid)		
	Interim dividend 21.0 cents (2002: 21.0 cents)	140,000	140,000
	Final dividend		
	Declared February 2003 Paid 21 March 2003 : 41 cents	-	273,333
	Declared February 2004 Payable 26 March 2004: 25 cents	166,667	-
		306,667	413,333
	Dividend in respect of financial year	46 cents	62 cents

These dividends are all Australian sourced.

There are no dividend or distribution plans in operation.

Statement of Financial Position

	2003 $000	2002 $000
CURRENT ASSETS		
Cash assets	177,601	155,352
Receivables	260,878	298,361
Inventories	14,007	39,381
Other financial assets	73,123	102,516
Other assets	11,342	20,894
TOTAL CURRENT ASSETS	536,951	616,504
NON CURRENT ASSETS		
Receivables	307,252	347,016
Inventories	18,264	12,364
Equity accounted investments	9,096	29,666
Other financial assets	106,034	146,756
Exploration & evaluation	653,518	556,019
Oil & gas properties	2,985,154	2,866,808
Other plant and equipment	137,910	79,277
Deferred tax assets	649	649
Other assets	27,471	355,509
TOTAL NON CURRENT ASSETS	4,245,348	4,394,064
TOTAL ASSETS	4,782,299	5,010,568
CURRENT LIABILITIES		
Payables	335,783	317,032
Current tax liabilities	100,992	105,152
Provisions	55,064	56,848
Other liabilities	86,747	117,746
TOTAL CURRENT LIABILITIES	578,586	596,778
NON CURRENT LIABILITIES		
Interest bearing liabilities	1,068,376	1,429,580
Deferred tax liabilities	455,090	473,309
Provisions	156,552	123,345
Other liabilities	90,164	67,174
TOTAL NON CURRENT LIABILITIES	1,770,182	2,093,408
TOTAL LIABILITIES	2,348,768	2,690,186
NET ASSETS	2,433,531	2,320,382

EQUITY

Contributed equity	706,491	706,491
Reserves	-	-
Retained profits	1,727,040	1,613,891
TOTAL EQUITY	2,433,531	2,320,382

Notes to the Statement of Financial Position

	2003 $000	2002 $000
RECEIVABLES (CURRENT)		
Trade debtors	171,021	173,761
Other debtors- other entities	79,289	112,955
Dividend receivable – other entities	7,342	9,752
Accrued interest income	3,226	1,893
	260,878	298,361
Australian dollar equivalent of amounts included in receivables above in (US) dollars not effectively hedged	95,214	110,538

Within the Economic Entity trade debtors are denominated in a mixture of Australian and US dollars and are on settlement terms of between 10 and 30 days. Other debtors represent other receivables with various maturities.

Dividends receivable from other entities are receivable within 30 days of period end. Accrued interest is receivable within 30 days of entitlement.

RECEIVABLES (NON CURRENT)

	2003	2002
Loans for employee share plan	128,538	128,266
Deferred settlement on sale – other entity	178,714	218,750
	307,252	347,016

Advances – other entities are denominated in Australian dollars, are interest bearing at commercial rates, with settlement required on or before 2015.

For significant terms and conditions relating to the employee share plan refer Note 33 to the Full Financial Report.

Deferred settlement on sale – other entity represents proceeds on 2001 sale of part interest in Sunrise Gas Project. It is denominated in US dollars and is escalating at an agreed rate, with settlement due in 2005. If commitment to the Sunrise Gas Project is made before the settlement date this receivable will be settled through the acquirer meeting, to the extent of the receivable, Woodside's capital costs in the project.

Notes to the Statement of Financial Position (Continued)

	2003 $000	2002 $000
INVENTORIES (CURRENT)		
Petroleum products - at cost		
Work in progress	166	296
Finished stocks	10,986	29,973
Warehouse stores and materials at cost	2,855	9,112
	14,007	39,381

INVENTORIES (NON CURRENT)

	2003 $000	2002 $000
Warehouse stores and materials at cost	18,264	12,364

OTHER FINANCIAL ASSETS (CURRENT)

	2003 $000	2002 $000
Unrealised cost on open oil price hedges	31,010	82,614
Unrealised cost on open fx hedges	-	12,581
Unrealised receivable on open fx hedges	38,589	-
Unrealised receivable on open interest rate hedges	1,234	1,841
Unrealised cost on gas purchase commitments	2,290	5,480
	73,123	102,516

Realisation and settlement of open hedges is dependent upon the settlement date of each instrument.

Unrealised cost on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is expected to be settled within the next 12 months.

OTHER FINANCIAL ASSETS (NON CURRENT)

Investments – Not equity accounted

	2003 $000	2002 $000
Shares in listed entities - at cost		
Oil Search Limited 2002: 6.88%, Oil & Gas	-	152,491
Less: Provision for diminution in value	-	(106,045)
	-	46,446
Ocean Power Technologies Inc. (wave energy power systems - 2.98%)	5,825	-
Less: Provision for diminution in value	(1,362)	-
	4,463	-
Hardman Resources (Oil & Gas, 10.05% (2002: 11.38%)	45,437	45,437

Total shares in listed entities	49,900	91,883

Notes to the Statement of Financial Position (Continued)

	2003 $000	2002 $000
OTHER FINANCIAL ASSETS (NON CURRENT) (Continued)		
Other entities – at cost		
Ocean Power Technologies Inc. (wave energy power systems – 2002: 5.00%)	-	5,825
Ocean Power Technologies (Australasia) Pty. Ltd. (wave energy power systems – 11.76%) (2002: 11.76%)	2,000	2,000
Less provision for diminution in value	(2,000)	-
	-	2,000
Other entities	2,846	2,846
Less: Provision for diminution in value	(2,772)	(2,772)
	74	74
Total shares in unlisted entities	74	7,899
Total investments	49,974	99,782
Financial instruments (hedges) - at fair value		
Unrealised cost on open oil price hedges	497	10,548
Unrealised cost on open fx hedges	-	9,171
Unrealised receivable on open fx hedges	28,762	-
Unrealised receivable on open interest rate hedges	5,797	3,705
	35,056	23,424
Other financial assets		
Greenhouse gas options – at cost	1,204	1,204
Less: Provision for diminution in value	(1,204)	-
	-	1,204
Unrealised cost on gas purchase commitments - at fair value	21,004	22,346
	21,004	23,550
	106,034	146,756

Unrealised cost on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is expected to be settled between 12 months and 16 years.

Realisation and settlement of open hedges is dependent upon the settlement date of each hedge instrument.

Notes to the Statement of Financial Position (Continued)

	2003 $000	2002 $000
OTHER ASSETS (CURRENT)		
Deferred cost on realised oil price hedge settlements	3,717	6,250
Deferred premiums on oil and fx options	1,558	1,780
Prepayments	6,067	12,864
	11,342	20,894
OTHER ASSETS (NON CURRENT)		
Debt establishment costs	10,688	11,560
Less: Accumulated amortisation	(3,548)	(4,601)
	7,140	6,959
Deferred exchange loss on borrowings	-	332,472
Deferred cost of settled interest rate hedges	2,089	2,576
Prepayments	7,793	3,209
Deferred employee benefit expense	10,449	10,293
	27,471	355,509

Deferred interest rate hedge settlements will be amortised to expense through to 2008.

EQUITY ACCOUNTED INVESTMENTS

	2003 $000	2002 $000
Investments - at equity accounted amount	24,096	29,666
Less: Provision for diminution in value	(15,000)	-
	9,096	29,666

Notes to the Statement of Financial Position (Continued)

	2003 $000	2002 $000
EXPLORATION & EVALUATION (NON CURRENT)		
(a) Regions of Focus at cost		
Australia		
Browse	6,010	5,737
Carnarvon	350,044	276,576
Timor Sea	63,606	56,334
Victoria (Gippsland, Otway)	89,255	70,172
United States		
Gulf of Mexico	60,455	79,175
Africa		
West Africa (Mauritania)	105,582	71,859
North Africa (Algeria, Libya)	4,717	-
Total exploration and evaluation	679,669	559,853
Less accumulated amortisation	(26,151)	(3,834)
	653,518	556,019

(b) Reconciliations of the carrying amounts of capitalised exploration and evaluation at the beginning and end of the current financial year are set out below

Consolidated		
Carrying amount at 1 January 2003	556,019	730,512
Additions	194,102	213,579
Amortisation	(24,578)	(3,834)
Expensed during the year	(66,860)	-
Transferred to Oil & Gas Properties – Projects in Development	(5,165)	-
Policy change adjustment	-	(384,238)
Carrying amount at 31 December 2003	653,518	556,019

Notes to the Statement of Financial Position (Continued)

	2003 $000	2002 $000
OIL & GAS PROPERTIES (NON CURRENT)		
Producing projects at cost		
Land and buildings	312,589	312,361
less: Accumulated depreciation	(175,977)	(165,691)
Total land and buildings (a)	136,612	146,670
Transferred exploration and evaluation	190,207	222,942
less: Accumulated amortisation	(109,610)	(111,775)
Total exploration and evaluation	80,597	111,167
Plant and equipment	4,116,346	3,749,269
less: Accumulated depreciation	(2,060,482)	(1,895,782)
Total plant and equipment	2,055,864	1,853,487
Marine vessels and carriers	252,687	252,599
less: Accumulated depreciation	(118,836)	(114,129)
Total marine vessels and carriers	133,851	138,470
Total producing projects	2,406,924	2,249,794
Projects in development at cost		
Land and buildings	1,032	862
Transferred exploration and evaluation	7,621	-
Plant and equipment (b)	532,874	596,437
Marine vessels and carriers	36,703	19,715
Total projects in development	578,230	617,014
Total oil and gas properties	2,985,154	2,866,808

(a) All material land and buildings assets disclosed above are used in, or are ancillary to, the Company's extractive industry operations.

	2003	2002
(b) Borrowing costs recognised during the year as part of the carrying amount of qualifying assets.	4,435	-

Notes to the Statement of Financial Position (Continued)

OIL & GAS PROPERTIES (NON CURRENT) (Continued)

(c) Reconciliations of the carrying amounts of each class of Oil and gas properties at the beginning and end of the current financial year are set out below:

	Land and buildings $000	Transferred Exploration & Evaluation $000	Plant and equipment $000	Marine vessels & carriers $000	Projects in Development $000	Total $000
Consolidated						
Carrying amount at 1 January 2003	146,670	111,167	1,853,487	138,470	617,014	2,866,808
Additions / Transferred in	54	-	3,708	24	342,666	346,452
Disposals (written down value)	(227)	(4,101)	(4,474)	-	-	(8,802)
Depreciation and amortisation	(10,951)	(30,283)	(177,177)	(4,707)	-	(223,118)
Completions	1,066	3,814	380,320	64	(381,450)	3,814
Carrying amount at 31 December 2003	136,612	80,597	2,055,864	133,851	578,230	2,985,154

(d) Reconciliations of the carrying amounts of each class of Oil and gas properties at the beginning and end of the prior financial year are set out below:

	Land and buildings $000	Transferred Exploration & Evaluation $000	Plant and equipment $000	Marine vessels & carriers $000	Projects in Development $000	Total $000
Consolidated						
Carrying amount at 1 January 2002	156,690	488,892	1,835,459	143,032	640,140	3,264,213
Additions / Transferred in	320	3,900	(6,062)	-	310,944	309,102
Disposals (written down value)	(679)	-	(742)	(3,101)	-	(4,522)
Depreciation and amortisation	(10,606)	(25,931)	(237,786)	(1,490)	-	(275,813)
Completions	945	-	98,002	29	(98, 976)	-
Adjustment	-	(191,078)	-	-	(235,094)	(426,172)
Reclassification	-	(164,616)	164,616	-	-	-
Carrying amount at 31 December 2002	146,670	111,167	1,853,487	138,470	617,014	2,866,808

Notes to the Statement of Financial Position (Continued)

		2003 $000	2002 $000
OTHER PLANT & EQUIPMENT (NON CURRENT)			
	Plant and equipment	88,742	76,519
	less: Accumulated depreciation	(52,041)	(41,070)
		36,701	35,449
	Assets under construction	101,209	43,828
	Total other plant and equipment	137,910	79,277
(a)	Carrying amount at 1 January	79,277	57,269
	Additions	71,790	34,049
	Disposals (written down value)	(227)	(111)
	Depreciation and amortisation	(12,930)	(11,930)
	Carrying amount at 31 December	137,910	79,277
DEFERRED TAX ASSETS (NON CURRENT)			
	Future income tax benefit	649	649
PAYABLES (CURRENT)			
	Trade creditors	181,212	181,835
	Other creditors	136,184	113,219
	Interest payable – other persons	18,387	21,978
		335,783	317,032
	Australian dollar equivalent of amounts included in accounts payable above in US dollars not effectively hedged.	-	-

Trade and other liabilities are normally settled on 30 day terms.

Notes to the Statement of Financial Position (Continued)

	2003 $000	2002 $000
TAX LIABILITIES (CURRENT)		
Income tax payable	100,992	105,152

Current income tax liability is for fourth quarterly instalment due in January 2004 and final payment due in June 2004.

	2003 $000	2002 $000
PROVISIONS (CURRENT)		
Employee benefits	52,858	56,848
Directors' retiring allowance	161	-
Termination benefits	2,045	-
	55,064	56,848
PROVISIONS (NON CURRENT)		
Restoration of operating locations	141,404	111,928
Employee benefits	13,435	9,487
Directors' retiring allowance	1,713	1,930
	156,552	123,345

Movements In Provisions

	2003 $000	2002 $000
(a) Restoration of operating locations		
Carrying amount - opening balance	111,928	89,843
Additional provision	29,476	22,085
Amounts utilised during the year	-	-
Carrying amount - closing balance	141,404	111,928
(b) Directors' retiring allowance		
Carrying amount - opening balance	1,930	1,591
Additional provision	174	339
Amounts utilised during the year	(230)	-
Carrying amount - closing balance	1,874	1,930
Current	161	-
Non-Current	1,713	1,930

1,874	1,930

Notes to the Statement of Financial Position (Continued)

	2003 $000	2002 $000
OTHER LIABILITIES (CURRENT)		
Unrealised liability on open oil price hedges	31,010	83,817
Unrealised liability on open fx hedges	-	12,582
Unrealised revenue on open fx hedges	38,589	-
Unrealised revenue on open interest rate hedges	1,234	1,841
Unrealised liability on gas purchase commitments	2,290	5,480
Unearned revenue	13,624	14,026
	86,747	117,746

Realisation and settlement of open hedges is dependent upon the settlement date of each instrument.

Unrealised liability on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is expected to be settled within the next 12 months.

	2003 $000	2002 $000
OTHER LIABILITIES (NON CURRENT)		
Unrealised liability on open oil price hedges	497	10,548
Unrealised liability on open fx hedges	-	9,171
Unrealised revenue on open fx hedges	28,762	-
Unrealised revenue on open interest rate hedges	5,797	3,704
Deferred revenue on settled interest rate hedges	838	691
Deferred exchange gain on borrowings	20,386	-
Unrealised liability on gas purchase commitments	21,004	22,346
Unearned revenue	12,880	20,714
Amounts payable – controlled entities	-	-
	90,164	67,174

Realisation and settlement of open hedges is dependent upon the settlement date of each instrument.

Unrealised liability on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is required to be settled between 12 months and 16 years.

Deferred revenue on interest rate hedge settlements will be amortised against expense through to 2011.

	2003 $000	2002 $000
INTEREST BEARING LIABILITIES (NON CURRENT)		
Corporate facility	-	352,983
Bonds	1,068,376	970,702
Bilaterals	-	105,895
	1,068,376	1,429,580

Notes to the Statement of Financial Position (Continued)

		2003 $000	2002 $000
DEFERRED TAX LIABILITIES (NON CURRENT)			
	Deferred income tax liability	455,090	473,309
CONTRIBUTED EQUITY			
(a)	**Issued and fully paid up**		
	666,666,667 ordinary shares	706,491	706,491
(b)	Movement in contributed equity		
	Opening balance	706,491	708,291
	Adjustment to contributed equity for Economic Entity	-	(1,800)
	Closing balance	706,491	706,491

The number of ordinary shares on issue has not changed in the past 2 years.

(c) All shares are a single class with equal rights to dividends, capital distributions and voting. There are no shares reserved for share options or other arrangements.

		2003 $000	2002 $000
RESERVES			
(a)	Movement in capital profits reserve		
	Opening balance	-	81,907
	Transfer to retained earnings	-	(81,907)
	Closing balance	-	-

(b) This reserve previously recorded capital gains on the sale of interests in other entities and was transferred to retained profits in the prior year.

RETAINED PROFITS

	2003 $000	2002 $000
Movements in retained profits		
Balance at beginning of year	1,613,891	1,763,976
Adjustment arising from adoption of revised accounting standard AASB 1028 Employee Benefits	(203)	-
	1,613,688	1,763,976
Net profit/(loss) attributable to members of Woodside Petroleum Ltd.	526,685	(91,992)
Dividends provided for or paid	(413,333)	(140,000)
Aggregate of amounts transferred from the capital profits reserve.	-	81,907

Balance at end of year	1,727,040	1,613,891

Statement of Cash Flows

	2003 $000	2002 $000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	2,123,110	2,388,888
Interest received	12,112	9,472
Dividends received	12,150	9,183
Payments to suppliers and employees	(333,556)	(488,092)
Borrowing costs paid (net of capitalised amounts)	(66,725)	(79,839)
Management and other fees	44,095	52,050
Royalty, Excise and PRRT payments	(271,388)	(373,688)
Income tax/GST paid	(316,925)	(311,123)
Net Cash from Operating Activities	1,202,873	1,206,851
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for capital and exploration expenditure	(812,104)	(691,255)
Proceeds from sale of investments	62,179	2,195
Proceeds from sale of exploration and evaluation	9,089	3,039
Proceeds from sale of oil and gas properties	1,580	1,514
Investments in other entities	(1,000)	(9,950)
Advances (to) employees relating to share plan	(23,434)	(50,586)
Repayments from employees relating to share plan	23,006	15,128
Net Cash used in Investing Activities	(740,684)	(729,915)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of borrowings	1,190,901	364,327
Repayment of borrowings	(1,195,177)	(434,162)
Advances(to)/from other entities	-	32,653
Dividends paid	(413,333)	(446,667)
Debt establishment costs paid	(1,153)	-
Net Cash used in Financing Activities	(418,762)	(483,849)
NET DECREASE IN CASH HELD	43,427	(6,913)
CASH AT BEGINNING OF FINANCIAL YEAR	155,352	160,556
Effects of exchange rate changes on the balances of cash held in foreign currencies	(21,178)	1,709
CASH AT THE END OF THE FINANCIAL YEAR	177,601	155,352

Notes to the Statement of Cash Flows

		2003 $000	2002 $000
(a)	**Components of Cash**		
	Cash at bank	4,073	4,434
	Commercial Paper	10,000	-
	Money market deposits	163,528	150,918
	Total cash	177,601	155,352

Commercial Paper: 2003 $10 million (2002 Nil) is denominated in A$ with a maturity of 7 days and effective interest rate of 5.42%.

Money market deposits are denominated in A$ and US$ with an average maturity of 3.5 days (2002: 1 day) and effective interest rate of 1.1% to 5.25% (2002: 1.2% to 4.7%).

		2003 $000	2002 $000
(b)	**Reconciliation of net cash from operating activities to operating profit after income tax**		
	Operating profit after income tax	526,685	(91,992)
	Depreciation and amortisation	261,619	290,411
	Exchange (gains)/losses on cash balances	21,178	(1,709)
	Exchange (gains)/losses on USD deferred settlement	56,097	21,259
	Unrealised Exchange (gains)/losses	(7,938)	17,491
	(Profit)/loss on sale of exploration and evaluation	(9,089)	(3,141)
	(Profit)/loss on sale of oil and gas properties	826	2,417
	Unearned income	(8,246)	(14,191)
	Diminution in value of investments – other entities	3,833	106,045
	Prior years exploration	-	976,447
	Transfer of exploration activities to investing	270,919	-
	Share of associates net (profit)/loss	6,569	6,306
	Decrease/(increase) in assets		
	Trade debtors	2,739	77,445
	Interest receivable	(1,334)	(35)
	Prepayments	2,595	(2,446)
	Dividends receivable	2,410	(513)
	Inventories	18,226	(12,417)
	Other assets	(5,331)	40,052
	(Decrease)/increase in liabilities		
	Income tax – current liability	(4,160)	10,494
	Income tax – deferred liability / benefit	(18,219)	(173,477)
	Provisions	30,740	28,043
	Creditors and other items	52,754	(69,638)

Net cash from operating activities	1,202,873	1,206,851

Other Significant Information

Basis of Preparation of Accounts

This financial report has been prepared in accordance with the Corporations Act 2001 which includes Accounting Standards and Urgent Issues Group Consensus Views. Unless otherwise stated, the accounting policies adopted are consistent with those of the Full Financial Report and those of the preceding year, except for the change described below.

Change in accounting policy regarding employee benefit provisions

Description of and Reason for Change

The economic entity has adopted the revised Accounting Standard AASB 1028 "Employee-Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the economic entity measured the provision for employee benefits based on remuneration rates applicable as at the reporting date. In accordance with the requirements of the revised Standard, the provision for the employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled.

Financial Effect of Change

The effect of the revised policy has been to increase employee benefit liabilities at the beginning of the year by $676 thousand, decrease opening consolidated retained profits by $203 thousand and increase receivables by $473 thousand. In addition, current year profits have decreased by $19 thousand due to an increase in the employee benefits expense. Current provisions at 31 December 2003 have also increased by $429 thousand and non-current provisions have increased by $311 thousand as a result of the change in accounting policy.

Revised Policy

Provision is made for employee benefits accumulated as a result of employees rendering services up to the end of the reporting period. These benefits include wages and salaries, annual leave, long service leave and the provision of interest free loans under the Woodside Employee Share Plan. Liabilities arising in respect of wages and salaries, annual leave, sick leave (regardless of whether they are expected to be settled within 12 months) and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the end of the reporting period.

In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used. Rates which approximate the Economic Entity's incremental borrowing rate are used to determine the present value of cash inflows arising from the employee share plan receivable.

The cost of providing interest free loans to employees under the Woodside Employee Share Plan affects Woodside's reported performance through increased employee benefit costs each period. Any costs arising from the limited-recourse component of the plan are recognised as an employee expense in the period that they are incurred. The option value to the employee of the limited-recourse nature of the Plan is not charged as an employee benefit expense. The costs to the company of providing the Share Plan benefit to employees is included in determining the remuneration of relevant employees as disclosed in the Economic Entity's Full Financial Report.

Contributions to the Economic Entity's superannuation plans by entities within the Economic Entity are charged against profit when due. The Economic Entity does not record excesses of assets over accrued membership benefits of the superannuation funds' defined benefits categories as an asset in the Financial Report.

Control Gained over Entities

Name of entity	N/A
Date from which control was gained	N/A
Consolidated profit (loss) from ordinary activities after tax of the controlled entity since the date in the current period on which control was acquired	N/A
Profit (loss) from ordinary activities after tax of the controlled entity for the whole of the previous corresponding period	N/A

Loss of Control of Entities

Name of entity	Australia LNG Pty. Ltd.
Date from which control was lost	31 October 2003
Consolidated profit (loss) from ordinary after tax of the controlled entity for the current period to the date of loss of control	$Nil
Consolidated profit (loss) from ordinary activities after tax of the controlled entity while controlled during the whole of the previous corresponding period	$Nil

NTA backing	Current period	Previous corresponding Period
Net tangible assets per ordinary security	N/A	N/A

Details of Associates and Joint Venture Entities

Name of entity	**Percentage of ownership interest held at end of period or date of disposal**		**Contribution to net profit (loss)**	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
Ceramic Fuel Cells Ltd	44.0%	31.8%	(6,195)	(6,949)
HR Connect Pty Ltd	33.3%	33.3%	150	316
North West Utilities Pty Ltd	46.0%	46.0%	-	-
Geodynamics Ltd	18.3%	31.6%	(136)	-
Adesi Solutions (Partnership)	-	50.0%	322	327
Total			(5,859)	(6,306)
Other material interests			-	-
Total			(5,859)	(6,306)

Segment Reporting

(a) **Business Segments**

The Economic Entity has the following reportable segments.

North West Shelf Ventures
Exploration, evaluation, development, (LNG, Domgas, Condensate, LPG and Crude Oil) from the North West Shelf Ventures.

Oil Business Unit
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre developments and the Mauritanian project.

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs.

(b) **Geographical Segments**

The Economic Entity's divisions operate in two main geographical segments. These segments are derived on the basis of revenue and the location of the customer.

Australia
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

Asia
The majority of the entity's sales are made to customers within this region.

Other
Exploration, evaluation and development activities outside of Australia ie. Mauritania, Algeria and Gulf of Mexico. It also reflects sales to customers in the United States.

Segment Reporting (Continued)

Primary Reporting - Business Segments

	North West Shelf Ventures		Oil Business Unit		Group and Unallocated		Consolidated	
	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000
Revenue								
Revenue from oil & gas operations	1,498,897	1,466,739	551,935	773,864	8,450	-	2,059,282	2,240,603
Cost of Sales								
Production costs	(106,160)	(123,548)	(68,352)	(65,309)	(795)	-	(175,307)	(188,857)
Royalties, Excise and PRRT	(185,552)	(190,980)	(95,406)	(162,201)	-	-	(280,958)	(353,181)
Shipping and marketing	(79,946)	(106,058)	(11,044)	(972)	-	-	(90,990)	(107,030)
Depreciation and amortisation	(102,654)	(113,794)	(115,176)	(162,019)	(5,288)	-	(223,118)	(275,813)
Restoration provision	(23,127)	(14,104)	(6,349)	(7,981)	-	-	(29,476)	(22,085)
Total cost of sales	(497,439)	(548,484)	(296,327)	(398,482)	(6,083)	-	(799,849)	(946,966)
Gross Profit	1,001,458	918,255	255,608	375,382	2,367	-	1,259,433	1,293,637
Other revenue	19,783	3,732	3,904	7,868	128,711	84,510	152,398	96,110
Share of net profit of equity accounted associates	-	-	-	-	(5,859)	(6,306)	(5,859)	(6,306)
Borrowing costs expensed	2,030	(602)	(32)	-	(56,034)	(78,033)	(54,036)	(78,635)
Other expenses from ordinary activities	(30,888)	(103,377)	(60,631)	(291,187)	(432,489)	(842,513)	(524,008)	(1,237,077)
Segment result	992,383	818,008	198,849	92,063	(363,304)	(842,342)	827,928	67,729
Income tax expense							(301,243)	(159,721)
Net profit / (loss)							526,685	(91,992)
Segment Assets	2,842,718	2,524,445	853,007	560,843	1,086,574	1,925,280	4,782,299	5,010,568
Segment Liabilities	763,216	385,823	500,766	314,830	1,084,786	1,989,533	2,348,768	2,690,186
Other segment information Associates & other investments	-	-	-	-	59,070	129,448	59,070	129,448
Acquisition of oil & gas property assets, intangible assets and other non-current assets (excluding exploration)	243,374	161,670	127,998	124,817	144,724	195,581	516,096	482,068
Non-cash expenses other than depreciation and amortisation	91,838	73,143	37,949	351,165	207,279	826,653	337,066	1,250,961

Secondary Reporting – Geographical Segments

	Australia		Asia		Other		Consolidated	
	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000
Segment Revenue	460,191	296,416	1,439,620	1,690,976	159,471	253,211	2,059,282	2,240,603
Segment Assets	4,196,297	4,145,221	116,123	233,877	469,869	631,470	4,782,299	5,010,568
Other Segment Information Acquisition of oil & gas property assets, intangible assets and other non-current assets	440,799	338,515	-	-	75,297	143,553	516,096	482,068

Subsequent Events

Dividends

Since the reporting date, the Directors have declared a fully franked dividend of 25 cents (2002: 41 cents), payable in March 2004. The amount of this dividend will be $166,666,667 (2002: $273,333,333). No provision has been made for this dividend in the financial report as the dividend was not declared or determined by the Directors on or before the end of the financial year.

China Equity Sale

The North West Shelf participants and CNOOC Limited (a listed subsidiary of China National Offshore Oil Corporation) announced on 16 May 2003 the formalisation of agreements to provide for CNOOC subsidiary CNOOC NWS Private Ltd. to acquire an interest in the NWS Venture titles and to secure rights to use NWS Venture infrastructure to process gas. Regulatory and other approvals required to complete these agreements remain outstanding at year end.

Subsequent to year end, CNOOC has, in relation to these agreements, paid US$80.5 million to Woodside but the agreements remain conditional with an anticipated completion in the first half of 2004. Accordingly this transaction has not been recognised in these financial statements. US$53 million of the payment is a deposit of 90% of the purchase consideration which will be recognised upon completion together with attributable costs, US$27.5 million is a portion of the tariff for future gas processing services which will be recognised over the 25 year period of supply. In the event that the agreements are not completed these amounts are refundable to CNOOC.

Acquisition of AGIP Mauritania BV

On 13 January 2004, Woodside concluded the acquisition of AGIP Mauritania BV from ENI, this transaction included the pro rata sale of interests among the other Joint Venturers. AGIP Mauritania BV held a 35% interest in the Mauritanian PSC Area A and PSC Area B both of which are operated by Woodside. The net cost to Woodside, after the pro rata allocation to joint venturers on 30 January 2004, will be US$33.4 million, plus Woodside's share of adjustments for activities after an effective date of 1 August 2003 totalling US$19.4 million. Woodside's interest in the two PSC Areas after the transaction is 53.846%. There is also a further three US$5 million contingent payments that may be incurred if certain milestones are reached. Woodside's share of these is about US$8 million.

Contingent Liabilities

(a) The Economic Entity has guarantees of $4,000,000 (2002: $4,000,000) in place in relation to workers' compensation.

(b) Woodside Petroleum Ltd., together with certain of its controlled entities have guaranteed the discharge by Woodside Finance Ltd. of its financial obligations under debt facilities (see Note 29 of the Full Financial Report). See also Note 43 of the Full Financial Report for information concerning the deed of cross guarantee.

(c) In accordance with the terms and conditions of the employee share plan (see Note 33 to the Full Financial Report) loans to employees are limited-recourse. The Economic Entity is therefore potentially exposed to losses on termination of employees dependent upon the market value of the shares at that time. The value of the interest-free benefit and limited-recourse benefit attached to the loans has been recognised in the balance sheet as a deferred employee benefit expense (refer Note 12 to the Full Financial Report).

Compliance statement

This report is based on accounts which have been audited.

82-2280

04 MAR -2 AM

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 18 FEBRUARY 2004
9:00AM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE RESERVES STATEMENT – 2003

HIGHLIGHTS:

- *At the Proved level, Woodside's 2003 Reserves Replacement Ratio is 105% which provides a fourth year of successive increase. On the basis of a three-year rolling average for Proved Reserves, the Reserves Replacement Ratio is 132%.*
- *Proved Reserves increased by 3.0 million barrels to 980.1 million barrels of oil equivalent. This represents a reserves-to-production ratio of 16 years at 2003 production rates.*
- *At the Probable level Woodside's 2003 Reserves Replacement Ratio is 99%. On the basis of a three-year rolling average for Probable Reserves, the Reserves Replacement Ratio is 158%.*
- *Probable Reserves decreased slightly to 1303.6 million barrels of oil equivalent. The 2003 reserves do not include volumes associated with the acquisition of additional equity in the Chinguetti Field of Mauritania as the acquisition was not completed before year-end 2003.*

Woodside Petroleum Ltd. today announced its updated Reserves estimates as at December 31, 2003. The Company's Reserves are based on its interests in the North West Shelf Venture (NWS Venture), the Laminaria and Corallina oil fields in Licence area AC/L5, the Legendre oil fields in Licence area WA-20-L, the Vincent and Enfield oil fields in Permit WA-271-P, the Exeter and Mutineer oil fields in Permit WA-191-P, the Thylacine and Geographe gas fields in Permits T/30P and VIC/P43, the Chinguetti oil field in Mauritania and the Ohanet project in Algeria.

Scope for Recovery (SFR) estimates are also reported for previous discoveries and discoveries made during 2003, namely Stybarrow and Skiddaw offshore Western Australia. No SFR volume is reported at this time for the Tiof and Tiof-West oil discoveries in Mauritania as the results of these wells were still under evaluation at year end 2003.

Woodside is an Australian company listed on the Australian Stock Exchange and reports Reserves and Scope for Recovery volumes using guidelines prepared by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress (WPC). Woodside uses a ten-year average crude oil price for determining Oil Reserves and individual project contract terms for Dry Gas and Condensate Reserves. Dry Gas Reserves are reported inclusive of LPG sales products.

Unless otherwise stated, all Reserves and SFR volumes are quoted as net Woodside share and Probable Reserves are inclusive of Proved Reserves.

Woodside's Overall Reserves Position

As a result of activities and studies during 2003, Proved hydrocarbon Reserves attributable to Woodside as at 31 December 2003 have increased by 3.0 million barrels of oil equivalent (MMboe) to 980.1 MMboe. This represents a reserves-to-production ratio of 16 years at 2003 production rates.

Woodside's annual Reserves Replacement Ratio for 2003 is 105% at the Proved level. At the Probable level it is 99%. The three-year rolling average Reserves Replacement Ratio at the Proved level is 132% and at the Probable level is 158%.

Probable Reserves reduced slightly to 1,303.6 MMboe, with Reserves additions at the Probable level

The replacement of production was primarily due to increased Reserves in the Wanaea, Cossack, Lambert-Hermes and Enfield oil fields offshore Western Australia, and a new Reserves addition for the Chinguetti development offshore Mauritania, Africa.

Australia

North West Shelf Venture

Woodside's share of NWS Venture Proved Dry Gas Reserves is 3,317 Bcf and 4,189 Bcf at the Probable level. Woodside's share of NWS Venture Probable Condensate Reserves is 92.7 MMbbl and 128.6 MMbbl at the Probable level. There have been no major revisions to estimates of Ultimate Recovery[3] for gas fields within the Venture and hence Reserves have been reduced primarily due to production during 2003. The previously announced agreement with CNOOC NWS Private Limited to acquire an approximate 5.3% interest in the NWS Venture titles and to secure rights to use NWS Venture infrastructure was not completed during 2003 and hence Woodside's interests in the NWS Venture remained unchanged at year end. The corresponding China LNG sales agreement is not affected.

Better than expected production performance by the Wanaea, Cossack and Lambert-Hermes oil fields together with multi-disciplinary studies have resulted in Woodside's share of the NWSV Venture's Oil Reserves increasing to 21.4 MMbbl at the Proved level and 37.2 MMbbl at the Probable level. These include Oil Reserves attributable to the undeveloped Egret discovery, which remained unchanged.

Laminaria & Corallina (AC/L5)

Woodside's share of the combined Reserves of the Laminaria and Corallina development within AC/L5 has decreased to 11.8 MMbbl and 27.9 MMbbl at the Proved and Probable levels respectively, primarily due to production during 2003. There was no revision to the Laminaria field's Ultimate Recovery at the Probable level this year, whilst for the Corallina field Probable Ultimate Recovery increased by 2.4 MMbbl, Woodside share, due to better than expected production performance.

Legendre North and South (WA-20-L)

Woodside's share of the combined Reserves of the Legendre North and South development within WA-20-L decreased to 2.5 MMbbl and 5.5 MMbbl at the Proved and Probable levels respectively, primarily due to production during the 2003. There were no major revisions to the combined fields' estimated Ultimate Recoveries this year, at the Probable level.

Enfield & Vincent (WA-271-P)

Reserve estimates for the Enfield oil field development have increased by 8.7 MMbbl at the Probable level and 25.1 MMbbl at the Proved level following further multi-disciplinary field and commercial studies. Vincent Reserves have remain unchanged pending ongoing development studies. As a result, Woodside's share of the combined WA-271-P Proved Oil Reserves are now estimated to be 171.5 MMbbl and the Probable Oil Reserves are estimated to be 225.1 MMbbl. These volumes are for WA-271-P only, in which Woodside holds 100% equity.

Mutineer & Exeter (WA-191-P)

Following initial discovery of Mutineer in 1997 and Exeter in 2002, appraisal and development studies have continued during 2003 and included the drilling of a further appraisal, Carteret-1. Both fields are currently under development and as a result of work completed during 2003 Woodside's share of the combined Oil Reserves have been reduced by 1.7 MMbbl to 4.5 MMbbl at the Proved level and by 1.5 MMbbl to 8.3 MMbbl at the Probable level.

Thylacine & Geographe (T/30P and VIC/P4)

Further multidisciplinary studies to support development of the fields resulted in a minor increase in Dry Gas and Condensate Reserves. Woodside's share of Dry Gas Reserves for the combined fields is now 294 Bcf at the Proved level and 450 Bcf at the Probable level. Woodside's share of Condensate Reserves for the combined fields is now 3.8 MMbbl and 6.0 MMbbl at the Proved and Probable levels respectively.

Africa

Chinguetti (Mauritania)

The Reserves of the Chinguetti oil field development, offshore Mauritania, Africa, are based on Woodside's equity of 35% as at 31 December 2003 and do not include volumes associated with the acquisition of additional equity announced by the company in December 2003 as this transaction was not completed by year end. The field was discovered during 2001 and has been the subject of appraisal drilling and multi-disciplinary field studies during the past two years. The field is governed by a Production Sharing Contract ('PSC') with the Government of Mauritania and Woodside's share of Reserves has been determined in accordance with this contract ('economic interest' approach). Development planning reached a sufficient level of maturity during 2003 to support the first reporting of Oil Reserves for the field, with Woodside's share being 24.7 MMbbl at the Proved Level and 37.5 MMbbl at the Probable level.

Ohanet (Algeria)

Woodside has a 15% interest in the Ohanet project in Algeria, operated by BHP Billiton, and which is governed by a Risk Services Contract ('RSC') with Algeria's national oil company, Sonatrach. In this contract participants agreed to develop several gas fields and install a gas processing plant in return for the opportunity for cost recovery with a maximum return taken from the sale of gas-liquid by-products (LPG and Condensate). Woodside does not have any share in the sales gas delivered from the development.

As explained in the 2002 Reserves Statement, it is recognised international practice to book Reserves in such circumstances based on economic interest. Woodside has estimated Reserves volumes that reflect the value of this asset, using a ten-year average Condensate price and an LPG price consistent with other Woodside Reserves determinations. Higher prices should not be applied to these volumes to estimate their value, as the Risk Service Contract specifies a maximum return.

LPG has been categorised as Dry Gas Reserves consistent with Woodside Reserve definitions. Again, this does not imply any Woodside interest in the sales gas. The resulting Woodside share of Dry Gas Reserves is estimated to be 15 Bcf at both the Proved and Probable levels. Woodside's share of Proved and Probable Condensate Reserves is estimated to be 11.1 MMbbl. The revision in Reserves at both levels is due to updated ten-year average product price assumptions, revised project costs and the commencement of production from the field in October 2003.

Scope for Recovery

At 31 December 2003 Woodside's share of SFR volumes at the Probable level was 2,866 MMboe, based primarily on the estimated recoverable hydrocarbon volumes associated with the following key assets:

- NWS Venture gas, condensate and oil accumulations – 340 Bcf Dry Gas, 16.2 MMbbl Condensate and 26.1 MMbbl Oil, unchanged from 2002 apart from oil which increased by 2.8 MMbbl.
- Sunrise and Troubadour gas and condensate accumulations – 2,570 Bcf Dry Gas and 100.0 MMbbl Condensate, both unchanged from 2002. Development of these fields remains dependent upon securing LNG markets.
- Scott Reef and Brecknock gas and condensate accumulations – 9,642 Bcf of Dry Gas and 142.0 MMbbl of Condensate, unchanged from 2002. These fields continue to be considered commercially viable in the future, but await development plans dependent upon significant growth in domestic gas and/or international LNG markets.
- Vincent, Enfield, Laverda, Stybarrow and Skiddaw oil accumulations – Combined SFR volume of 115.7 MMbbl Oil. The net increase in SFR of 11.0 MMbbl was due to the Stybarrow and Skiddaw exploration discoveries, an increase in Enfield SFR and a decrease in Laverda SFR post appraisal drilling.
- Blacktip gas accumulation – 500 Bcf Dry Gas and 3.1 MMbbl Condensate, following revision in estimated SFR and increase in Woodside equity to 53.85%. A heads of agreement specifying commercial terms was signed during 2003 and a final investment decision is expected in 2004.
- Kuda Tasi and Jahal oil accumulations – The combined SFR volume remained at 9.8 MMbbl Oil as at year end 2003, but is expected to be reduced once the results of Kuda Tasi-2, drilled late 2003, are fully interpreted.
- Basker-Manta-Gummy and Kipper gas, condensate and oil accumulations – Combined SFR volume of 293 Bcf of Dry Gas, 8.4 MMbbl of Condensate and 28.8 MMbbl Oil, all unchanged from 2002.

- Neptune oil accumulation, Gulf of Mexico, USA – 31.8 MMbbl Oil and 25 Bcf Dry Gas, increased following successful appraisal drilling. Further evaluation of drilling results to date and development studies are currently underway.

In addition to the above, the following significant changes to the Company's reported SFR were made during the year;

- For the Chinguetti oil field in Mauritania 35.0 MMbbl Oil were transferred to Reserves from Scope for Recovery.
- 19.6 MMbbl of Oil SFR previously reported for the Banda discovery in Mauritania has been removed following multi-disciplinary technical and commercial studies.
- 6.0 MMbbl of Oil SFR previously reported for the Audacious oil discovery has been removed following the sale of the Company's interest in the field during the year.

As a result of the changes described above Woodside's share of SFR was reduced slightly from 2,875 MMboe to 2,866 MMboe during 2003 (0.3% reduction on 2002).

RESERVES OVERVIEW

(at 31 December 2003)

WOODSIDE

PROVED AND PROBABLE RESERVES (million barrels of oil equivalent, Woodside share, at 31 December 2003)						
Reserves Category	Year end 2002	Annual Production[1,8]	Changes	Year end 2003	2003 Reserves Replacement Ratio[2]	3-year Average Reserves Replacement Ratio[2]
Proved[4]	977.1	-59.8	62.8	980.1	105%	132%
Probable[4]	1304.1	-59.8	59.3	1303.6	99%	158%

PROBABLE RESERVES RECONCILIATION BY PRODUCT (Woodside share, at 31 December 2003)				
	Dry Gas[4] (Bcf)	Condensate[4] (MMbbl)	Oil (MMbbl)	Total (MMboe[4])
Reserves (at 31 December 2002)	**4840**	**154.9**	**300.1**	**1304.1**
Improved Recovery[5]	-	-	-	-
Revisions of previous estimates[6]	-10	0.1	23.5	21.8
Extensions and Discoveries[7]	-	-	37.5	37.5
Acquisitions and divestments	-	-	-	-
Annual Production[1]	-176	-9.3	-19.6	-59.8[8]
Reserves (at 31 December 2003)	**4654**	**145.7**	**341.5**	**1303.6**

PROBABLE RESERVES BY AREA (Woodside share, at 31 December 2003)				
Area	Dry Gas[4] (Bcf)	Condensate[4] (MMbbl)	Oil (MMbbl)	Total (MMboe[4])
NWS Venture	4189	128.6	37.2	900.7
Laminaria and Corallina	–	–	27.9	27.9
Legendre	–	–	5.5	5.5
Enfield and Vincent	–	–	225.1	225.1
Exeter and Mutineer	–	–	8.3	8.3
Ohanet (Algeria)	15	11.1	–	13.7
Thylacine and Geographe	450	6.0	–	84.9
Chinguetti (Mauritania)	–	–	37.5	37.5
Total	**4654**	**145.7**	**341.5**	**1303.6**

SCOPE FOR RECOVERY OVERVIEW

(at 31 December 2003)

WOODSIDE

SCOPE FOR RECOVERY RECONCILIATION BY PRODUCT (Woodside share, at 31 December 2003)				
	Dry Gas[4] (Bcf)	Condensate[4] (MMbbl)	Oil (MMbbl)	Total (MMboe[4])
SFR (at 31 December 2002)	**13,436**	**267.8**	**250.2**	**2875.2**
Transfers to Reserves Category	-	-	-35.0	-35.0
Revisions of previous estimates[6]	-40	2.6	-19.6	-24.0
Extensions and Discoveries[7]	-	-	25.0	25.0
Acquisitions and divestments	175	0.3	-6.0	25.0
SFR (at 31 December 2003)	**13,571**	**270.7**	**214.6**	**2866.2**

SCOPE FOR RECOVERY BY AREA AND PRODUCT (Woodside share, at 31 December 2003)				
Area	Dry Gas[4] (Bcf)	Condensate[4] (MMbbl)	Oil (MMbbl)	Total (MMboe[4])
Brecknock, Scott Reef and Brecknock South	9,642	142.0	–	1,833.6
Sunrise and Troubadour	2,570	100.0	–	550.9
Enfield, Vincent, Laverda, Stybarrow and Skiddaw	–	–	115.7	115.7
NWS Venture	340	16.2	26.1	101.9
Basker, Manta, Gummy and Kipper	293	8.4	28.8	88.6
Blacktip	500	3.1	–	90.8
Thylacine & Geographe	56	0.8	-	10.6
Neptune (USA)	25	–	31.8	36.2
Other[9]	145	0.2	12.2	37.9
Total	**13,571**	**270.7**	**214.6**	**2,866.2**

Notes:

1 The term "Annual Production" means the volumes of Dry Gas, Condensate and Oil (see Note 4) produced during the year and converted to "MMboe" (see Note 4) for the specific purpose of Reserves reconciliation and the calculation of Annual Reserves Replacement Ratios. The Reserves Statement Annual Production differs from production volumes reported in the Company's annual and quarterly reports due to differences in the sales product definitions and the "MMboe" conversion factors applied (see Note 8).

2 The term "Reserves Replacement Ratio" means Reserves change during the year, before the deduction of production, divided by production during the year. The term "Three-year Reserves Replacement Ratio" means Reserves change over the three years, before the deduction of production for that period, divided by production during the same period.

3 The term "Ultimate Recovery" means resource volumes which will ultimately be economically produced and equals production to date plus Reserves plus future own use of fuel and flare.

4 The terms "Condensate, Dry Gas, Bcf, MMbbl, MMboe, Reserves, Proved Reserves, Probable Reserves, Ultimate Recovery and Scope for Recovery" are defined in Section 1 on Page 33 of Woodside's 2002 Annual Report. In addition, the notes in Section 2 on Page 33 are also applicable to this Reserves Statement except to the extent that they relate to 2002 production amounts.

5 Reserves or SFR changes resulting from the application of improved recovery techniques and technologies.

6 Revisions representing changes in previous estimates of Reserves or SFR, either upward or downward, resulting from new information normally obtained from development drilling and production history or resulting from a change in economic factors.

7 Additions to Reserves or SFR that result from (1) increased areal extensions of previously discovered fields demonstrated to exist subsequent to the original discovery, and (2) discovery of Reserves in new fields or new reservoirs in old fields.

8 Within this Reserves Statement the conversion of Dry Gas, Condensate and Oil volumes produced to millions of barrels of oil equivalent ("MMboe") is based on a Dry Gas conversion factor of 1 barrel of oil equivalent for each 5700 standard cubic feet, while Condensate and Oil volumes have been converted on a 1:1 volume ratio.

9 Includes Laminaria, Corallina, Legendre North and South, Kuda Tasi, Jahal and the Urama field in PNG.

The information contained in this Reserves Statement has been compiled by Mr Roland Hamp, a full-time employee of the Company. Mr Hamp's qualifications include a Master of Engineering (Petroleum Engineering) degree from Imperial College, University of London, England and more than 16 years of relevant experience. Mr Hamp has consented in writing to the inclusion of this information in this report.

WOODSIDE

04 MAR -2 AM 7:21

16 February 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- First gas flows into new North West Shelf trunkline, lodged with the Australian Stock Exchange on 16 February 2004;
- Asian markets to benefit from improved LNG reliability, lodged with the Australian Stock Exchange on 16 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 16 FEBRUARY 2004
10:30AM (WST)

1954 2004
Commitment to Growth

04 MAR -2 AM 7:21

WOODSIDE

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FIRST GAS FLOWS INTO NEW NORTH WEST SHELF TRUNKLINE

First gas has begun flowing into one of the world's biggest offshore pipelines as Woodside, operator of the North West Shelf Venture, starts commissioning the line as part of LNG expansion at Karratha in Western Australia.

The new A$800 million, 42-inch (1,067 millimetre) diameter trunkline, the second major line to feed gas into the Karratha plant, will undergo a proving period before gas is produced into LNG at the Venture's onshore gas plant.

The trunkline complements the original 40-inch (1,016 millimetre) trunkline which has been operating since 1984, linking the Venture's three offshore gas production facilities, about 130 kilometres north-west of Karratha, to onshore gas processing facilities on the Burrup Peninsula.

The trunkline is the biggest installed in Australia and one of the biggest in the world, adding significant capacity for increased gas production for both LNG and domestic gas users.

The trunkline more than doubles the Venture's offshore production capacity to transport gas from its offshore production platforms to its onshore processing facilities from 1,650 million standard cubic feet a day (46.7 million cubic metres a day) to 3,850 million standard cubic feet a day (110.7 million cubic metres a day).

The North West Shelf Venture Chief Executive Officer, Steve Ollerearnshaw, said the gas flow marked another historic day in the development of the North West Shelf project.

"The new trunkline underpins the Venture's commitment to reliable gas production and supply and gives us the basis for further expansion," Mr Ollerearnshaw said.

"The trunkline gives us a greater degree of reliability and flexibility, particularly when maintenance is required on the different facilities, as we will now be able to direct gas produced by our offshore facilities through either one or both of the trunklines.

"The installation and commissioning of this facility in a harsh and difficult offshore environment is testament to the skills and dedication of all those involved.

"It is a magnificent achievement that further secures the North West Shelf Venture's position as a world-class international hydrocarbon producing operation."

Construction of the trunkline began in 2002 and was completed on schedule and within budget.

It is an integral part of the current expansion of the Venture's onshore gas processing facilities. At the peak of installation, more than 400 people were employed offshore.

The expansion also includes a fourth LNG processing train and associated infrastructure. The A$1.6 billion fourth train is scheduled for completion in mid-2004. It will have a capacity of 4.2 million tonnes a year and will increase the Venture's LNG production capability to nearly 12 million tonnes a year.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 16 FEBRUARY 2004
10:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

ASIAN MARKETS TO BENEFIT FROM IMPROVED LNG RELIABILITY

Please find attached a News Release issued by North West Shelf Australia LNG Pty Ltd.

For investment inquiries please contact Tony Johnson, Vice President Corporate Affairs on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: Tony.Johnson@woodside.com.au

KAREN LANGE
Company Secretary

North West Shelf Australia LNG Pty Ltd
A.C.N. 079 410 414

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsaustralialng.com.au Internet: www.nwsaustralialng.com.au

NORTH
WEST
SHELF
LNG

NEWS RELEASE

Monday, 16 February 2004
10:30am (WST)

ASIAN MARKETS TO BENEFIT FROM IMPROVED NORTH WEST SHELF LNG RELIABILITY

Asian LNG customers will soon benefit from even greater reliability of LNG supply from the North West Shelf Venture, with first gas now flowing into the Venture's second trunkline.

The trunkline has been constructed to meet expected additional LNG demand from Asia and other markets, and more than doubles the NWS Venture's offshore production capacity.

The new A$800 million, 42-inch (1,067 millimetre) diameter trunkline, the second major line to feed gas into the Karratha plant, will undergo a proving period before gas is produced into LNG at the Venture's onshore gas plant.

NWS Australia LNG President John Banner said the second trunkline provided Asian LNG buyers with another good reason to choose the NWS Venture as the LNG supplier of choice in the region.

"The North West Shelf Venture has an enviable track record of reliable LNG supply since deliveries to Japan started in 1989," Mr Banner said.

"Last year we achieved our 1500th consecutive LNG delivery to Japan. This year we will complete the trunkline project, as well as commission the Venture's fourth LNG processing train.

"This promises to be a very exciting year for the North West Shelf Venture and its valued customers."

The new 130 kilometre trunkline complements the original 40-inch (1,016 millimetre) trunkline which has operating since 1984. Both trunklines link the Venture's three offshore production facilities to the Venture's onshore gas processing facilities on the Burrup Peninsula.

The new trunkline is the biggest installed in Australia and one of the biggest in the world.

It adds significant capacity for increased gas demand from LNG and domestic gas users. The trunkline doubles the Venture's offshore production capacity to its onshore facilities from 1,650 million standard cubic feet a day (46.7 million cubic metres a day) to 3,850 million standard cubic feet a day (110.7 million cubic metres a day).

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd (Operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Tony Johnson
General Manager Corporate Affairs
W: (08) 9348 5034 M: (0417) 916 638